UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D Rule 13d-101

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

North American Technologies Group, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

657193207

(CUSIP Number)

Yolanda Brown

Sammons Corporation

5949 Sherry Lane

Suite 1900

Dallas, TX 75225

(214) 210-5056

with a copy to:

Richard S. Meller Latham & Watkins LLP 233 South Wacker Drive, Suite 5800 Chicago, Illinois 60606 (312) 876-7700	Heather Kreager Herakles Investments, Inc. 5949 Sherry Lane, Suite 1900 Dallas, Texas 75225 (214) 210-5000

(Name, Address and Telephone Number of Persons
Authorized to Receive Notices and Communications)

August 20, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 657193207

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Sponsor Investments, LLC

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,208,009

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,208,009

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 19.1%

14.	Type of Reporting Person OO

CUSIP No. 657193207

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Astraea Investment and Management Services Company

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 143,132

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 445,632

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 445,632

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 3.8%

14.	Type of Reporting Person CO

CUSIP No. 657193207

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Bancroft, Christopher

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 7,500

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,500

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) Less than 1%

14.	Type of Reporting Person IN

CUSIP No. 657193207

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Astraea Investment Management, L.P.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 143,132

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 445,632

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 445,632

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 3.8%

14.	Type of Reporting Person PN

CUSIP No. 657193207

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Charles A. Sammons 1987 Charitable Remainder Trust No. Two

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 16,473,470

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 16,095, 970

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,473,470

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 72.7%

14.	Type of Reporting Person OO

CUSIP No. 657193207

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Consolidated Investment Services, Inc.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Nevada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 16,473,470

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 16,095,970

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,473,470

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 72.7%

14.	Type of Reporting Person CO

CUSIP No. 657193207

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Herakles Investments, Inc.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 14,841,542

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 14,464,042

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,841,542

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 65.5%

14.	Type of Reporting Person CO

CUSIP No. 657193207

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Jarvie, Charles

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 7,500

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,500

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) Less than 1%

14.	Type of Reporting Person IN

CUSIP No. 657193207

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Jordan, Michael

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 7,500

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,500

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) Less than 1%

14.	Type of Reporting Person IN

CUSIP No. 657193207

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Kellogg, David

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 926

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 926

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) Less than 1%

14.	Type of Reporting Person IN

CUSIP No. 657193207

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Leadbetter, Bruce

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 67,342

	8.	Shared Voting Power 143,132

	9.	Sole Dispositive Power 67,342

	10.	Shared Dispositive Power 445,632

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 445,632

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 4.3%

14.	Type of Reporting Person IN

CUSIP No. 657193207

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Long, Patrick

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,025

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 35,025

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 35,025

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) Less than 1%

14.	Type of Reporting Person IN

CUSIP No. 657193207

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Otter, Inc.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Oklahoma

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 5

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 5

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) Less than 1%

14.	Type of Reporting Person CO

CUSIP No. 657193207

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Pasahow, David

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 926

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 926

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) Less than 1%

14.	Type of Reporting Person IN

CUSIP No. 657193207

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Pigott, John

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 3,750

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,750

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) Less than 1%

14.	Type of Reporting Person IN

CUSIP No. 657193207

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Pottinger, Paul

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 1,898

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,898

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) Less than 1%

14.	Type of Reporting Person IN, OO

CUSIP No. 657193207

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Sammons Distribution Holdings, Inc.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,631,923

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,631,923

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,631,923

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 14.1%

14.	Type of Reporting Person CO

CUSIP No. 657193207

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Sammons Enterprises, Inc.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 16,473,470

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 16,095,970

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,473,470

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 72.7%

14.	Type of Reporting Person CO

CUSIP No. 657193207

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Sammons VPC, Inc.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,631,923

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,631,923

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,631,923

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 14.1%

14.	Type of Reporting Person CO

CUSIP No. 657193207

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Siang, Goh Yong

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Singapore

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 15,000

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) Less than 1%

14.	Type of Reporting Person IN

INTRODUCTION

This Amendment No. 6 to Schedule 13D (“Amendment No. 6”) relates to the shares of common stock, par value $.001 per share (the “Common Stock”), of North American Technologies Group, Inc., a Delaware corporation, which has its principal business office at 429 Memory Lane, Marshall, Texas 75672 (the “Company”).  This Amendment No. 6 amends and supplements, as set forth below, the Schedule 13D filed by the Reporting Persons with respect to the Company on July 22, 2005, as amended by Amendment Nos. 1 through 5, respectively, filed by the Reporting Persons on August 9, 2005, January 24, 2006, May 3, 2007, September 19, 2007, and July 9, 2009 respectively (as so amended, the “Schedule 13D”).  All capitalized terms not otherwise defined herein have the meanings ascribed to them in the Schedule 13D.  The Schedule 13D is amended and supplemented by adding the information contained herein.  Only those items amended are reported herein.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is amended and supplemented as follows:

On July 31, 2009, Opus entered into a Limited Waiver (the “July Limited Waiver”) to the Construction Loan Agreement with the Company, TieTek LLC, and TieTek Technologies, Inc.  The July Limited Waiver permitted TieTek LLC, a wholly owned subsidiary of the Company, to temporarily defer until August 17, 2009 its obligation to pay interest to Opus under the Construction Loan Agreement.  On August 17, 2009, Opus entered into another Limited Waiver (the “August Limited Waiver”) to the Construction Loan Agreement with the Company, TieTek LLC, and TieTek Technologies, Inc.  The August Limited Waiver permits TieTek LLC to temporarily defer until August 31, 2009 its obligation to pay interest to Opus under the Construction Loan Agreement.  If TieTek LLC does not make this interest payment by the close of business on August 31, 2009, and if an additional waiver is not granted, then an interest payment default would exist under the Construction Loan Agreement.  This description of the July Limited Waiver and the August Limited Waiver does not purport to be complete and is qualified in its entirety by reference to the text of the July Limited Waiver and the August  Limited Waiver, respectively, which are attached as Exhibits 4 and 5, respectively, to Amendment No. 6 to the Schedule 13D and are incorporated herein by reference.

On August 20, 2009, Opus entered into a Second Lien Loan Agreement with the Company, TieTek LLC, and TieTek Technologies, Inc.  Pursuant to the Second Lien Loan Agreement, the Company issued a promissory note (the “Note”) in the amount of $100,000 to Opus.  The Note bears interest at a rate of 15% per annum and matures on October 30, 2009 or the earlier date, if any, on which the loan is due and payable in full as a result of an Event of Default, as defined in the Second Lien Loan Agreement. The Note is secured by substantially all of the assets of the Company, TieTek LLC, and TieTek Technologies, Inc.  This description of the Second Lien Loan Agreement does not purport to be complete and is qualified in its entirety by reference to the text of the Second Lien Loan Agreement, which is attached as Exhibit 7 to Amendment No. 6 to the Schedule 13D and is incorporated herein by reference.

Item 7.  Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is amended and supplemented as follows:

1.             Power of Attorney (previously filed as Exhibit 1 to the Schedule 13D filed on July 22, 2005).

2.                                       Joint Filing Agreement (previously filed as Exhibit 2 to the Schedule 13D filed on July 22, 2005).

3.                                       Joinder to Joint Filing Agreement (previously filed as Exhibit 2 to the Schedule 13D/A filed on August 9, 2005).

4.                                       Limited Waiver, dated July 31, 2009, by and among the Company, TieTek LLC, TieTek Technologies, Inc., and Opus 5949 LLC.

5.                                       Limited Waiver, dated August 17, 2009, by and among the Company, TieTek LLC, TieTek Technologies, Inc., and Opus 5949 LLC.

7.                                       Second Lien Loan Agreement, dated August 20, 2009, by and among the Company, TieTek LLC, TieTek Technologies, Inc., and Opus 5949 LLC.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 24, 2009

SPONSOR INVESTMENTS, LLC
By:	Herakles Investments, Inc., Managing Member

By:	/s/ Darron K. Ash
Name:	Darron K. Ash
Title:	President

HERAKLES INVESTMENTS, INC.

By:	/s/ Darron K. Ash
Name:	Darron K. Ash
Title:	President

ASTRAEA INVESTMENT MANAGEMENT, L.P.
By:	Astraea Investment and Management Services Company, General Partner

By:	/s/ Darron K. Ash
Name:	Darron K. Ash
Title:	President of Herakles Investments, Inc.,
Attorney-In-Fact for Astraea Investment and Management
Services Company

OTTER, INC.

By:	/s/ Darron K. Ash
Name:	Darron K. Ash
Title:	President of Herakles Investments, Inc.,
Attorney-In-Fact for Otter, Inc.

SAMMONS VPC, INC.

By:	/s/ Darron K. Ash
Name:	Darron K. Ash
Title:	President of Herakles Investments, Inc.,
Attorney-In-Fact for Sammons VPC, Inc.

SAMMONS DISTRIBUTION HOLDINGS, INC.

By:	/s/ Darron K. Ash
Name:	Darron K. Ash
Title:	President of Herakles Investments, Inc.,
Attorney-In-Fact for Sammons Distribution Holdings, Inc.

CONSOLIDATED INVESTMENT SERVICES, INC.

By:	/s/ Darron K. Ash
Name:	Darron K. Ash
Title:	President of Herakles Investments, Inc.,
Attorney-In-Fact for Consolidated Investment Services, Inc.

SAMMONS ENTERPRISES, INC.

By:	/s/ Darron K. Ash
Name:	Darron K. Ash
Title:	Senior Vice President

CHARLES A. SAMMONS 1987 CHARITABLE REMAINDER TRUST NUMBER TWO

By:	/s/ Robert W. Korba
Name:	Robert W. Korba
Title:	Co-Trustee

ASTRAEA INVESTMENT AND MANAGEMENT SERVICES COMPANY

By:	/s/ Darron K. Ash
Name:	Darron K. Ash
Title:	President of Herakles Investments, Inc.,
Attorney-In-Fact for Astraea Investment and Management Services Company

BRUCE LEADBETTER

By:	/s/ Darron K. Ash
Name:	Darron K. Ash
Title:	President of Herakles Investments, Inc.,
Attorney-In-Fact for Bruce Leadbetter

PAUL POTTINGER

By:	/s/ Darron K. Ash
Name:	Darron K. Ash
Title:	President of Herakles Investments, Inc.,
Attorney-In-Fact for Paul Pottinger

CHRISTOPHER BANCROFT

By:	/s/ Darron K. Ash
Name:	Darron K. Ash
Title:	President of Herakles Investments, Inc.,
Attorney-In-Fact for Christopher Bancroft

MICHAEL JORDAN

By:	/s/ Darron K. Ash
Name:	Darron K. Ash
Title:	President of Herakles Investments, Inc.,
Attorney-In-Fact for Michael Jordan

JOHN M. PIGOTT

By:	/s/ Darron K. Ash
Name:	Darron K. Ash
Title:	President of Herakles Investments, Inc.,
Attorney-In-Fact for John M. Pigott

GOH YONG SIANG

By:	/s/ Darron K. Ash
Name:	Darron K. Ash
Title:	President of Herakles Investments, Inc.,
Attorney-In-Fact for Goh Yong Siang

PATRICK LONG

By:	/s/ Darron K. Ash
Name:	Darron K. Ash
Title:	President of Herakles Investments, Inc.,
Attorney-In-Fact for Pat Long

DAVID KELLOGG

By:	/s/ Darron K. Ash
Name:	Darron K. Ash
Title:	President of Herakles Investments, Inc.,
Attorney-In-Fact for David Kellogg

CHARLES JARVIE

By:	/s/ Darron K. Ash
Name:	Darron K. Ash
Title:	President of Herakles Investments, Inc.,
Attorney-In-Fact for Charles Jarvie

DAVID PASAHOW

By:	/s/ Darron K. Ash
Name:	Darron K. Ash
Title:	President of Herakles Investments, Inc.,
Attorney-In-Fact for David Pasahow

EXHIBIT INDEX

1.                                       Power of Attorney (previously filed as Exhibit 1 to the Schedule 13D filed on July 22, 2005).

2.                                       Joint Filing Agreement (previously filed as Exhibit 2 to the Schedule 13D filed on July 22, 2005).

3.                                       Joinder to Joint Filing Agreement (previously filed as Exhibit 2 to the Schedule 13D/A filed on August 9, 2005).

4.                                       Limited Waiver, dated July 31, 2009, by and among the Company, TieTek LLC, TieTek Technologies, Inc., and Opus 5949 LLC.

5.                                       Limited Waiver, dated August 17, 2009, by and among the Company, TieTek LLC, TieTek Technologies, Inc., and Opus 5949 LLC.

7.                                       Second Lien Loan Agreement, dated August 20, 2009, by and among the Company, TieTek LLC, TieTek Technologies, Inc., and Opus 5949 LLC.